February 8, 2007

Exhibit 4  ( c) 3

John Robinson

11 McMaster Avenue

Toronto, Ontario

M4V 1A8

Dear Mr. Robinson:

We refer to the consulting agreement dated April 1, 2003 that expired on June 30, 2004 and being extended on a year to year basis. The last extension agreed on January 18, 2006 was up to June 30, 2007.

We also refer to our meeting on January 16, 2007 where you presented us with a proposal for further services for another year at a cost of approx. $82,000. ON February 8, 2007, you agreed to accept 300,000 common shares of Bontan valued at the market price of US$0.23 or CDN$0.27 – being the market price of the shares on February 8, 2007

As a result of an assessment of our current requirements, it appears that we will need to retain your services for another year.  We therefore confirm that your services contract is extended for another year to June 30, 2008 on the same terms and conditions as outlined in the Agreement dated April 1, 2003, except for the Work Fee (clause 3).

If you accept the terms of our renewal, please sign the enclosed copy of this letter and return it to our office.

Yours truly,

BONTAN CORPORATION INC.

Sd:  Kam Shah

Kam Shah, CA CPA

Chief Executive Officer

Chief Financial Officer

AGREED AND ACCEPTED

Sd:  John Robinson

_____________________

John Robinson

_____________________________________________________________________________

47 Avenue Road, Suite 200, Toronto, ON  M5R 2G3  T:  416-929-1806   F:  416-361-6228